File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

16 February 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully


05006072

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that on 14 February 2005, 5,311 Ordinary Shares of 65 $^{5}/_{19}$ p each in the Company, were transferred for nil consideration to the beneficiary of a participant in the Long Term Incentive Plan pursuant to awards made under that plan in 2001, 2002 and 2003.

The executive directors of the Company are potential beneficiaries under the Trust and were deemed to have a technical interest in the above shares which ceased when the shares were transferred to the participants.

www.severntrent.com